

July 23, 2013

Via E-mail
Leslie Lunak
Chief Financial Officer
BankUnited, Inc.
14817 Oak Lane
Miami Lake, FL 33016

> **Re:** **BankUnited, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **Response dated June 21, 2013**
> **File No. 001-35039**

Dear Ms. Lunak:

We have reviewed your response to our May 31, 2013 letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year End December 31, 2012

Note 5. Loans and Allowance for Loan and Lease Losses, page F-39

1. Please provide us with examples and related calculations of the following. Please note that the information requested is for informational purposes and, therefore, need not represent your actual loans pools. Representative examples will be sufficient.

- A pool being reduced to a zero carrying amount. Please describe all material assumptions both before and after the carrying amount has been reduced to zero and the relevant facts that reduced the carrying value to zero. Also provide the debits/credits and calculations to support the debits/credits.

- A loan being removed from a pool with a zero carrying amount by sale. Please describe all material assumptions related to the pool both before and after the loan is removed. Also provide the debits/credits and calculations to support the debits/credits.

- A loan being removed from a pool with a positive carrying amount by sale. Please describe all material assumptions related to the pool both before and after the loan is removed. Also provide the debits/credits and calculations to support the debits/credits.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3474 if you have questions.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Assistant Chief Accountant